UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

RESTORATION HARDWARE HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761283100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761283100		13G

1	Names of Reporting Persons Home Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,931,257

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,931,257

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,931,257

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 68.4%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 761283100		13G

Item 1.
	(a)	Name of Issuer: Restoration Hardware Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 15 Koch Road, Suite J Corte Madera, CA 94925

Item 2.
	(a)	Name of Person Filing: Home Holdings, LLC
	(b)	Address or Principal Business Office: 599 West Putnam Avenue, Greenwich, CT 06830.
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Common stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number: 761283100

Item 3.
Not applicable.

CUSIP No. 761283100	13G

Item 4.	Ownership.
(a) Amount beneficially owned: 25,931,257 shares of common stock.
(b)

Percent of class:

68.4%, based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported on the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012, filed with the Securities and Exchange Commission on December 17, 2012.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0 shares of Common Stock.
(ii) Shared power to vote or to direct the vote: 25,931,257 shares of Common Stock.
(iii) Sole power to dispose or to direct the disposition of: 0 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of: 25,931,257 shares of Common Stock.

Home Holdings, LLC is a limited liability company organized under the laws of Delaware, the members of which are CP Home Holdings, LLC, an affiliate of Catterton Partners, Tower Three Home, LLC, an affiliate of Tower Three Partners and various entities affiliated with Glenhill Capital Management (together with CP Home Holdings, LLC and Tower Three Home, LLC, the “Members”).  Accordingly, each of the Members may be deemed to share beneficial ownership of the shares of Common Stock held of record by Home Holdings, LLC.  Each of the Members is filing a separate Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 4.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 761283100	13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 14, 2013

HOME HOLDINGS, LLC

By:	/s/ J. Michael Chu
Name:	J. Michael Chu
Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney